Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

Lord Abbett Funds WO#29781: TOUCH-TONE TELEPHONE VOTING SCRIPT
** PROXY CARD **	IVR Revised 4/13/18
WHEN CONNECTED TO OUR PHONE VOTING SYSTEM ACCESSED VIA OUR TOLL-FREE NUMBER 1-800-337-3503, THE SHAREHOLDER HEARS:

THE INITIAL PROMPT:
“Thank you for calling the proxy voting line. ”
“Before you can vote, I’ll need to validate some information from your proxy card or meeting notice. On your card or notice there’s a shaded box with a 14 digit number inside. Please enter that number now.”

AFTER THE SHAREHOLDER ENTERS THEIR 14 DIGIT CONTROL NUMBER, HE/SHE HEARS:
“Next, located in the un-shaded box is an 8 digit number. Please enter this number now.”

THEN YOU HEAR:
“Thank you. Please hold while I validate those numbers.”

IF VALID CODES WERE ENTERED, THE SHAREHOLDER WILL HEAR THE FOLLOWING JOB SPECIFIC SPEECH:
Okay, you’ll be voting your proxy for shares in Lord Abbett Multi-Asset Focused Growth Fund. The Board Recommends a vote “FOR” all proposals.

IF THERE IS A PRIOR VOTE IN THE SYSTEM FOR THE CONTROL NUMBER ENTERED YOU HEAR:
“ I see that you’ve already voted. If you don’t want to change your vote you can just hang-up. Otherwise, remain on the line and I’ll take you through the voting process again...”

IF THERE IS NO PRIOR VOTE, THE FOLLOWING IS HEARD:
“I’m about to take you through the voting process. Please keep your voting card or meeting notice in front of you to follow along. Okay, let’s begin…”

THEN, MATCHING THE SHAREHOLDER PROXY CARD, THEY WILL BE PROMPTED FOR VOTING AS FOLLOWS:
“PROPOSAL 1: “To vote FOR Press 1; AGAINST Press 2; Or to ABSTAIN Press 3”
“PROPOSAL 2: “To vote FOR Press 1; AGAINST Press 2; Or to ABSTAIN Press 3”

WHEN THE SHAREHOLDER HAS COMPLETED VOTING ON THE PROPOSAL, HE/SHE WILL HEAR:
“Okay, you’ve finished voting but your vote has not yet been recorded.”
“To hear a summary of how you voted, press 1; To record your vote, Press 2.”

IF THE SHAREHOLDER PRESSES 1, TO HEAR A SUMMARY OF THEIR VOTE, HE/SHE WILL HEAR:
“Please note your vote will be cast automatically should you decide to hang up during the summary.”
“You’ve elected to vote as follows...” [THEN A PLAYBACK OF THE VOTE COLLECTED FOR THE PROPOSAL IS HEARD]
AFTER THE VOTE PLAYBACK, THE SHAREHOLDER HEARS:
“If this is correct, press 1; Otherwise, press 2. If you’d like to hear the information again press # (pound).”

IF THE CALLER CHOOSES TO RECORD THEIR VOTE (EITHER BEFORE OR AFTER THE SUMMARY IS HEARD), THEY HEAR:
“(Okay) Please hold while I record your vote.”
THEN THEY HEAR:
“Your vote has been recorded. It’s not necessary for you to mail in your proxy card or meeting notice. I’m now going to end this call unless you have another proxy card or meeting notice to vote or you want to change your vote. If you need to vote again, press one now.”

IF THE SHAREHOLDER PRESSES 2, INDICATING AN INCORRECT VOTE, HE/SHE WILL HEAR:
“Okay, let’s change your vote.” [The system then prompts the voting options again.]

AFTER THE SHAREHOLDER’S VOTE IS RECORDED, IF THEY ELECT TO VOTE ANOTHER PROXY, HE/SHE HEARS:
“Before you can vote, I’ll need to validate some information from your proxy card or meeting notice. On your card or notice there’s a shaded box with a 14 digit # inside. Please enter that number now.”

IF THE SHAREHOLDER ELECTS TO END THE CALL, HE/SHE WILL HEAR:
“Thank you for voting, goodbye.”

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

Lord Abbett Multi-Asset Focused Growth Fund - Proxy Call Flow Revised 10/31/16 Who’s Calling? (prior to confirming SH) If yes, confirm SH identity If yes If no My name is < First name, Last name > and I’m calling on a recorded line regarding the upcoming shareholder meeting for the Lord Abbett Multi-Asset Focused Growth Fund. Is < SH Full Name > available? Thank you. I am recording a < For / Against / Abstain > vote on your Lord Abbett Multi-Asset Focused Growth Fund investment(s) and will send a printed confirmation <for each> to < Registration Street address >. For confirmation purposes, may I have your city, state and zip code? < note: if SH declines, we can accept vote with correct zip or city > If yes / If vote direction is given My name is < First Name, Last name > and I am calling on a recorded line regarding your investment in the Lord Abbett Multi-Asset Focused Growth Fund. < Use Alternate Scripting if appropriate > Materials were sent to you regarding the upcoming shareholder meeting and at this time we have not received your vote. The Board is recommending a vote in favor of the merger and auditor ratification proposals. Would you like to vote along with the recommendations of the Board? If No / SH Declines to Vote < Use Appropriate Rebuttal followed by> Would you like to vote along with the recommendations of the Board? Vote direction is given SH Declines to Vote after rebuttals < If appropriate > We can be reached at 1-866-525-2664 and are available weekdays between 9am and 11pm EST and between noon and 6pm EST on Saturday. Thank you for your time. Have a great < day / evening >. For BEN CFS Shareholders Only: Thank you. When you receive the confirmation, please feel free to call us at 1-866-962-7225 if you have any concerns about your telephone vote. Thank you for your time and your vote. Have a great < day / evening >. If Households for same SH: I see you have additional investments with the Lord Abbett Multi-Asset Focused Growth Fund. Would you like to vote the same way on those investments? Is there a better time to reach them? If yes If no If Households for additional SHs: Thank you. I see that < Other SH Name > also holds this investment. May I speak to them? Hello, I am trying to reach < SH Full Name >. Is he/she available? If a third party needs more info Note: Look for other shareholders / JT TEN INTRO WHO’S CALLING We are just following up on some materials that were mailed to them. Is < SH Full Name > available? CONFIRMATION DUPES

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

Lord Abbett Multi-Asset Focused Growth Fund – Message Call Flow

Hello. We are calling today regarding the upcoming shareholder meeting for the Lord Abbett Multi-Asset Focused Growth Fund. At this time we have no voting instruction updated for your shares and the fund would like to hear from all shareholders regarding this matter.

Please call in your vote today at 1-866-525-2664. Our representatives are happy to assist with voting over the phone. The process is very quick, and will take just a few moments of your time.

We are available weekdays from 9 AM to 11 PM, Monday through Friday and from noon until 6 PM Eastern Time on Saturdays at 1-866-525-2664.

Thank you.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

Lord Abbett (29781)	Inbound #:1-866-525-2664

Lord Abbett Multi-Asset Focused Growth Fund

Meeting Date:	Thursday, June 28th, 2018 @ 9:00 A.M. (Eastern Time)

Meeting Place:	At the offices of Lord, Abbett & Co. LLC 90 Hudson Street Jersey City, New Jersey 07302

Record Date:	April 10th, 2018

Mail Date:	On or about May 11th, 2018

LED Display: “Lord Abbett” / Proxy01 Database Name: “01 Lord Abbett Fund 6.28.18”

Link to Fund Information: www.lordabbett.com

Please Note: Both our name and number are printed in the Proxy Statements.

Briefly

At this Special Meeting you are being asked to vote on two proposals:

1)	To approve the merger of Lord Abbett Multi-Asset Focused Growth Fund into Lord Abbett Multi-Asset Growth Fund; and
2)	To ratify Deloitte & Touche LLP as Lord Abbett Multi-Asset Focused Growth Fund’s independent registered public accounting firm for the fiscal year ending November 30, 2018.

The Board of Trustees recommends a “FOR” vote on all proposals.

Would you like to vote along with the recommendations of the Board?

PROPOSAL 1: Merger of Lord Abbett Multi-Asset Focused Growth Fund into Lord Abbett Multi-Asset Growth Fund

Acquired Fund	Acquiring Fund
Lord Abbett Multi-Asset Focused Growth Fund	Lord Abbett Multi-Asset Growth Fund

Q1.	What am I being asked to vote on and why?

As a shareholder of Lord Abbett Multi-Asset Focused Growth Fund, you are being asked to approve a merger of that fund into Lord Abbett Multi-Asset Growth Fund.

Q2.	Why did Lord Abbett propose the Reorganization?

Lord, Abbett & Co. LLC, the Funds’ investment adviser, believes shareholders of Lord Abbett Multi-Asset Focused Growth Fund may benefit from lower expenses and greater portfolio diversification that may be achieved by combining two similar, though not identical, products into a single Fund. Lord Abbett believes that your fund’s shareholders will benefit from lower expected total annual operating expenses (for example, with an estimated 10% decrease in total annual operating expenses for Class A shares) and potential increased portfolio diversification due to Lord Abbett Multi-Asset Growth Fund’s greater target allocation to fixed income investments.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

Q3.	Will my fees change as a result of the Reorganization?

It is expected that you will pay lower overall costs after the Reorganization as a shareholder of the Combined Fund than you currently pay as a shareholder of your fund. Specifically, as compared with your fund, the Combined Fund is projected to have lower other (i.e., non-management) expenses and lower total annual operating expenses. The Combined Fund’s expense structure will be the same as Lord Abbett Multi-Asset Growth Fund’s expense structure.

Q4.	Will the value of my investment change as a result of the Reorganization?

No. Although the aggregate value of your investment will not change as a result of the Reorganization, the number of shares you own likely will change. The reason for this potential change is that your shares will be exchanged for Lord Abbett Multi-Asset Growth Fund shares at the net asset value per share of Lord Abbett Multi-Asset Growth Fund, which likely will differ from the net asset value per share of your fund.

Q5.	What are the expected U.S. federal income tax consequences of the Reorganization?

The Reorganization is expected to qualify as a tax-free reorganization for federal income tax purposes. Your fund may dispose of certain portfolio holdings as part of a portfolio repositioning in connection with the Reorganization, which will involve taxable events for shareholders who hold their shares in a taxable account.

Q6.	Will I pay any sales charges or similar transaction fees in connection with the Reorganization?

No sales charges or other similar transaction fees will be charged in connection with the Reorganization. However, any investment or redemption not in connection with the Reorganization would be subject to any applicable sales charges.

Q7.	Who will manage the portfolio of the Combined Fund following the Reorganization?

Giulio Martini leads each Fund’s investment team, and is supported by Robert A. Lee, Jeffrey O. Herzog, and David B. Ritt. The same team will manage the Combined Fund following the Reorganization.

Q8.	What is a comparison of both Funds?

Investment Objectives & Policies:	The material difference between the Funds’ investment strategies and policies is that your fund has greater latitude to invest in equity securities (with a target allocation of 75-100%) as compared to Lord Abbett Multi-Asset Growth Fund (which has a target allocation of 35-85%), while Lord Abbett Multi-Asset Growth Fund has greater latitude to invest in fixed income securities (with a target allocation of 15-65%) than your fund (which has a target allocation of 0-25%). Following the Reorganization, the Combined Fund will be managed according to the investment objective and strategies of Acquiring Fund.
Fees/Expenses:	It is anticipated that your fund shareholders will pay lower overall expenses after the Reorganization.
Investment Adviser:	Each Fund currently obtains advisory services from Lord, Abbett & Co. LLC.
Portfolio Managers:	Both Funds have the same portfolio managers.
Dividends:	The Funds have the same distribution policies, except that your fund expects to pay dividends from its net investment income at least annually and Acquiring Fund expects to pay such dividends quarterly.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

Q9.	What if shareholders do not approve the Reorganization?

If shareholders of your fund do not approve the Reorganization, even after any adjournments or postponements of the meeting, the Reorganization will not be implemented, and the Board and Lord Abbett will consider other strategic alternatives for your fund, possibly including its liquidation.

Q10.	What will happen to my shares after the Reorganization?

On or about the Closing Date, or the date on which the Reorganization is completed, your fund will transfer all of its assets to Lord Abbett Multi-Asset Growth Fund in exchange for shares of Lord Abbett Multi-Asset Growth Fund having an aggregate value equal to the aggregate value of the assets, less any liabilities, of your fund and the assumption by Lord Abbett Multi-Asset Growth Fund of all the liabilities of your fund. Your fund will distribute Lord Abbett Multi-Asset Growth Fund shares to its shareholders of record as of the Closing Date, in exchange for their shares of your fund.

The Board recommends a vote “FOR” this Proposal.

PROPOSAL 2: Independent Registered Public Accounting Firm

Q1.	What am I being asked to vote on?

You are being asked to approve a proposal to ratify the appointment of Deloitte & Touche LLP to continue to serve as your fund’s independent registered public accounting firm for the fiscal year ending November 30, 2018. If shareholders approve the Reorganization, Deloitte will serve as your fund’s independent registered public accounting firm until your fund is reorganized into Lord Abbett Multi-Asset Growth Fund, and will continue in that capacity with respect to Lord Abbett Multi-Asset Growth Fund after the Reorganization. The Audit Committee of the Board has approved Deloitte’s appointment.

The Board recommends a vote “FOR” this Proposal.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

%%Salutation%%,

I wanted to make you aware that your clients in the Lord Abbett Multi-Asset Focused Growth Fund will soon be receiving important proxy information in the mail. One of the proposals is to merge the Lord Abbett Multi-Asset Focused Growth Fund into the Lord Abbett Multi-Asset Growth Fund. We believe shareholders may benefit from the lower expenses and greater portfolio diversification that may be achieved through the merger of these similar funds.

Your clients’ votes are very important to us. The Board of Trustees believes the merger is in the best interests of your clients that own the Fund, and unanimously recommends that shareholders vote FOR the merger.

If you have any questions, please feel free to reach out.

[Insert full name here]
[Insert Sender title here]
T [Insert Telephone number here]     F [Insert Fax Number here]
[Insert email address here]

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

1

Filed by Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Growth Fund)
pursuant to Rule 425 of the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6 under the
Securities and Exchange Act of 1934, as amended

Subject Company:
Lord Abbett Investment Trust
(on behalf of its series, Lord Abbett Multi-Asset Focused Growth Fund)
Commission File No. 333-223942

I wanted to make you aware that your client in the Lord Abbett Multi-Asset Focused Growth Fund will soon be receiving important proxy information in the mail. One of the proposals is to merge the Lord Abbett Multi-Asset Focused Growth Fund into the Lord Abbett Multi-Asset Growth Fund. We believe that your client may benefit from the lower expenses and greater portfolio diversification that may be achieved through the merger of these similar funds.

The Board of Trustees believes the merger is in the best interests of your clients that own the Fund, and unanimously recommends that shareholders vote FOR the merger.

Your client’s vote is very important to us.

The proxy materials sent to you contain important information regarding the proposals that you and other shareholders are being asked to consider. Please read the materials carefully. Copies of the Prospectus/Proxy Statement and other documents filed with the Securities and Exchange Commission (“SEC”) are available on the SEC’s web site at www.sec.gov. In addition, free copies of the Prospectus/Proxy Statement and other documents filed with the SEC can be obtained by calling 1-888-522-2388 or visiting www.lordabbett.com.

1